Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 3 DATED JUNE 11, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2018 and Supplement No. 2, dated June 4, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Probable Real Property Acquisition Update
Pescadero Distribution Center
On June 4, 2018, BCI IV Pescadero DC LP, one of our wholly-owned subsidiaries, entered into a purchase and sale agreement with Pescadero Land Holdings, LLC, as the seller, to acquire a 100% fee interest in one industrial building totaling approximately 382,000 square feet on approximately 19.5 acres, which is referred to as the “Pescadero Distribution Center.” The Pescadero Distribution Center is located in the Central Valley market in California, and is 100% occupied by two customers with a weighted-average remaining lease term (based on square feet) of approximately 5.4 years. Upon consummation of the acquisition, the customer lease agreements are expected to be assigned to and assumed by us, through a wholly-owned subsidiary. All customers in the Pescadero Distribution Center individually lease more than 10% of the total rentable area, as described below:

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Excel Inc. (d/b/a DHL Supply Chain (USA)), a transportation/logistics company, leases 197,250 square feet, or approximately 52% of the building’s rentable area, under a lease that expires in September 2023 with no options to extend. The annual base rent under the lease is currently $1,065,150 and is subject to annual rent escalations of approximately 4% beginning April 2019.

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Pactra USA, Inc., a transportation/logistics company, leases 184,350 square feet, or approximately 48% of the building’s rentable area, under a lease that expires in December 2023 with one option to extend the term of the lease for five years. The annual base rent under the lease is currently $1,072,917 and is subject to annual rent escalations of approximately 3% beginning in January 2019.

In general, the customers will be responsible for paying directly or reimbursing the landlord for their pro rata share of the real estate taxes, insurance, and repair and maintenance costs of the property.
Our management currently believes that the Pescadero Distribution Center is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Pescadero Distribution Center will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Pescadero Distribution Center that may compete with this building. If acquired, the cost of the Pescadero Distribution Center (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.
The total purchase price is expected to be $45,750,000, exclusive of transfer taxes, due diligence expenses, and other closing costs. The seller is not affiliated with us or our affiliates. In connection with the execution of the purchase and sale agreement, we deposited $1,375,000 into an escrow account. We plan to fund this acquisition using proceeds from this public offering and borrowings from our corporate line of credit.
The acquisition of the Pescadero Distribution Center is expected to close during the second quarter of 2018. There is no assurance that we will be able to purchase the Pescadero Distribution Center on the terms set forth herein. The consummation of the acquisition is subject to our completion of due diligence and various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.

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